UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number: 000-29862

Forum National Investments Ltd.
(Exact name of Registrant as specified in charter)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F _X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____  No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82-_______________.

INFORMATION AND DOCUMENTS FURNISHED

1. Press Release Dated July 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 26, 2009	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

Forum Intends, if Necessary, to Seek Court Order to Obtain HSE Integrated Shareholders List

Vancouver, BC-July 29, 2009-Forum National Investments Ltd. (FNI) (OTCBB: FMNLF) today announced that, if necessary, it intends to seek a court order to compel HSE Integrated Ltd. (HSE)(TSX: HSL) - a publicly held company that FNI has previously announced its intention to acquire-to provide FNI with HSE's shareholders list so that it may communicate its takeover offer directly to HSE shareholders.

FNI's efforts to obtain the HSE shareholder list and to communicate with HSE management have proven fruitless to date despite the fact that FNI has acquired, via open market transactions, over approximately 5% of HSE's issued and outstanding shares. As a greater than five percent shareholder, and more importantly, as an activist HSE shareholder interested in enhancing HSE shareholder value, FNI is entitled to access to HSE's shareholder list.

"We simply want to obtain HSE's shareholders list so that we can make our case in support of FNI's acquisition of HSE directly to HSE shareholders," said Dan Clozza, President and CEO, FNI. "For our part, we cannot see what harm would befall upon HSE shareholders if they received our formal Takeover Circular so that they may evaluate the offer for themselves."

Mr. Clozza added, "We have previously stated that we believe that our management can work with a number of existing HSE executives to restore that company to profitability and to create shareholder value for both HSE and Forum shareholders: we're mystified as to why HSE would want to deprive its shareholders of this opportunity."

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Forum or HSE. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada and the United States.

About FNI:

Forum National Investments Ltd. (http://www.foruminvestments.com/) is a publicly held company currently trading on the OTCBB under the symbol FMNLF. Our primary business revolves around developing consumer driven organizations designed to enhance lifestyles. The company's Life Settlement operations in the United States are conducted through its wholly owned subsidiary, The American Life Settlements. (ALSS) http://www.thealss.com/.

For further information contact: Dan Clozza 604-806-6098

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Forum believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, spending levels and other factors could cause actual results to differ materially from Forum's expectations.